United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale announces members of the Board of Directors

Rio de Janeiro, December 19th, 2019 — Vale S.A (“Vale”), in line with the evolution of the Company’s governance, expanding the diversification of profiles and the knowledge of the best operational practices in the mining industry, announces the election of the following members of the Board of Directors: Mr. Murilo César Lemos dos Santos Passos and Mr. Roger Allan Downey, as full members, and Mr. Ken Yasuhara, as alternate member. The new members have solid experience and knowledge of the mining industry and Vale’s activities.

Murilo César Lemos dos Santos Passos is Chairman of the Board of Directors of Tegma Gestão e Logística S.A. and member of the Board of Directors of Odontoprev S.A., of São Martinho S.A., of IPLF Holding S/A and of Suzano Holding S.A. He also serves as member of the Management Committee of Suzano Holding S.A. In the third sector, he serves as a board member of Instituto Ecofuturo-Futuro para o Desenvolvimento Sustentável and of Fundação Nacional da Qualidade. He held positions on the Boards of Directors of the companies Camil, Brasil Agro, CCR and of CPFL Energia, the latter two as Chairman of the Board of Directors. He held various positions in the Pulp and Paper industry, such as CEO of Suzano Papel e Celulose S.A., superintendent director of Bahia Sul Celulose S.A. and superintendent director of Celulose Nipo-Brasileira S.A. - Cenibra Florestas do Rio Doce S.A. He held positions at Vale between the decades of 1970 and 1990 in several divisions, such as environment, metallurgy and forest products. He holds a degree in Chemical Engineering from the Federal University of Rio de Janeiro.

Roger Allan Downey is a member of the Board of Directors and CEO of Fertimar S.A. (PrimaSea). He previously served at Vale as executive director of fertilizers, coal and strategy and as strategic marketing manager, accumulating the position of President of Vale Fertilizantes S.A. He held the position of CEO of MMX Mineração e Metálicos S.A. and other positions in the mining industry, such as director of mining & steel research of Credit Suisse and commercial manager of Rio Tinto Brasil. He holds a degree in Business Administration from the Australian National Business School and a master’s degree in Business Administration from the University of Western Australia.

Ken Yasuhara is director and general manager of the mineral and metallic resources division of Mitsui & Co. (Brazil) S.A. He was an alternate member of the Board of Directors of Alunorte - Alumina do Norte do Brasil S.A., member of Alunorte’s Financial Committee and Technical Committee. He was also iron ore division manager at Mitsui & Co., Ltd., manager of the steel raw materials department at Sumitomo Corporation and director of mineral resources, energy and steel at Sumitomo Corporation do Brasil S.A. He holds a degree in Policy Management from Keio University, Japan.

In addition, Vale informs that the complete resume of each new member will be filed in its Reference Form, within the period established by the CVM Instruction 480, of December 7th, 2009, as amended.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: December 19, 2019		Director of Investor Relations